
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                             --------------------------------
                                                                                OMB APPROVAL
                                  FORM N-17F-2                                  --------------------------------
                                                                                OMB Number:        3235-0360
               Certificate of Accounting of Securities and Similar              Expires:           July 31, 1991
                          Investments in the Custody of                         Estimated average burden
                         Management Investment Companies                        hours per response . . . .0.05
                                                                                --------------------------------

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

--------------------------------------------------------------------------------------------------------------------------------
1.  Investment Company Act File Number:                                               Date examination completed:
      811-8858                                                                                May 31, 1998
--------------------------------------------------------------------------------------------------------------------------------
2.  State identification Number:
--------------------------------------------------------------------------------------------------------------------------------
AL                    AK                   AZ                    AR                   CA                   CO
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
CT                    DE                   DC                    FL                   GA                   HI
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
ID                    IL                   IN                    IA                   KS                   KY
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
LA                    ME                   MD                    MA                   MI                   MN
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
MS                    MO                   MT                    NE                   NV                   NH
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
NJ                    NM                   NY                    NC                   ND                   OH
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
OK                    OR                   PA                    RI                   SC                   SD
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
TN                    TX                   UT                    VT                   VA                   WA
--------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------
WV                    WI                   WY                    PUERTO RICO
--------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------
Other (specify):
--------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
       Core Trust (Delaware)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
5.Address of principal  place of business  (number,  street,  city,  state,  zip code): Two Portland Square, Portland, ME 04101
--------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note:The  estimated  average  burden  hours are made solely for  purposes of the
     Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and form to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.


[LOGO}
                  99 High Street                   Telephone 617 988 1000               Telefax 617-988-0800
                  Boston, MA 02110-2371





                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
Core Trust (Delaware)
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that Prime Money Market Portfolio, Money Market Portfolio, Stable Income Portfolio, Managed Fixed Income Portfolio, Positive Return Bond Portfolio, Strategic Value Bond Portfolio, Income Equity Portfolio, Large Company Growth Portfolio, Disciplined Growth Portfolio, Small Cap Index Portfolio, Small Company Growth Portfolio, Small Company Stock Portfolio, Small Company Value Portfolio, Small Cap Value Portfolio, Index Portfolio, and International Portfolio of Core Trust (Delaware) (the Portfolios), complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 1998. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1998, with respect to securities transactions, without prior notice to management:

(1) Inspection of documentation of all securities located in the vault, if any, of Norwest Bank Minneapolis, N.A., the Custodian;

(2) Confirmation of securities held by institutions in book entry form by Participant Trust Company, Bankers Trust Company, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

(6)  Tests of  selected security transactions since the date of our last report.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that Core Trust (Delaware) was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Core Trust (Delaware) and the Securities and Exchange Commission and should not be used for any other purpose.


                                                       /s/ KPMG Peat Marwick LLP



Boston, Massachusetts
August 31, 1998

[LOGO]                                              Norwest Bank Minnesota, N.A.
                                                    Norwest Center
                                                    Sixth and Marquette
                                                    Minneapolis, MN  55479-0001
                                                    612/667-1234

August 17, 1998


KPMG Peat Marwick LLP
4200 Norwest Center
90th South 7th Street
Minneapolis, MN  55402


RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


Ladies and Gentlemen:

Norwest Bank Minnesota, N.A., as investment manager for Prime Money Market Portfolio, Money Market Portfolio, Stable Income Portfolio, Managed Fixed Income Portfolio, Positive Return Bond Portfolio, Strategic Value Bond Portfolio, Index Portfolio, Income Equity Portfolio, Large Company Growth Portfolio, Disciplined Growth Portfolio, Small Company Growth Portfolio, Small Company Stock Portfolio, Small Company Value Portfolio, Small Cap Value Portfolio, Small Cap Index Portfolio, and International Portfolio of Core Trust (Delaware), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments of Registered Management Investment Companies," of the Investment Company Act of 1940. It is also responsible for establishing and maintaining an effective internal control struture over compliance with Rule 17f-2 requirements.

Norwest Bank, Minnesota, N.A. has performed an evaluation of the Core Trust (Delaware) Portfolios' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of May 31, 1998. Based on this evaluation, it has been determined that the Core Trust (Delaware) Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1998, with respect to securities reflected in the investment accounts of the Norwest Advantage Funds.

Sincerely,

Norwest Bank Minnesota, N.A.

/s/ Carol Warner

Carol Warner, Senior Vice President
Trust Operations & Technology